Exhibit 99.25

RIO ALTO MINING LIMITED
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON THURSDAY, MAY 10, 2012

NOTICE IS HEREBY GIVEN THAT AN ANNUAL GENERAL AND SPECIAL MEETING (the “Meeting”) of holders of common shares of Rio Alto Mining Limited (the “Corporation”) will be held at the Hyatt Regency Toronto on King, 370 King Street West, Toronto, ON at 11:00 a.m. on Thursday, May 10, 2012 for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for the seven-month financial year ended December 31, 2011, and the report of the auditor thereon;

2.	to fix the number of directors of the Corporation to be elected at the Meeting at eight (8);

3.	to elect the Board of Directors of the Corporation for the ensuing year;

4.	to appoint the auditor of the Corporation for the ensuing year and to authorize the Board of Directors to fix the auditor’s remuneration;

5.

to consider and, if thought appropriate, to pass, with or without variation, an ordinary resolution approving the amendments to the By-laws of the Corporation, as more particularly set forth in the management information circular; and

6.	to transact such other business as may be properly brought before the meeting or any adjournment thereof.

DATED this 11th day of April, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

Signed “Alexander Black”

Alexander Black
President and Chief Executive Officer

IMPORTANT

It is desirable that as many shares as possible be represented at the Meeting. If you do not expect to attend and would like your shares represented, please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose or fax to 1-866-249-7775. All proxies, to be valid, must be received by Computershare Investor Services, 100 University Ave., 9th Floor, North Tower Toronto, Ontario M5J 2Y1, at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.